Prospectus Supplement No. 9
Filed Pursuant to Rule 424(b)(3)
File No. 333-138805

Prospectus Supplement No. 9

(to Final Prospectus dated December 1, 2006)

This Prospectus Supplement No. 9 supplements and amends the final prospectus dated December 1, 2006, as supplemented and amended by Supplement No. 1 thereto dated December 8, 2006, Supplement No. 2 thereto dated December 12, 2006, Supplement No. 3 thereto dated December 15, 2006, Supplement No. 4 thereto dated January 3, 2007, Supplement No. 5 thereto dated January 18, 2007, Supplement No. 6 thereto dated March 16, 2007, Supplement No. 7 thereto dated March 20, 2007, Supplement No. 8 thereto dated April 20, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 947,687 shares of our common stock by certain selling shareholders.

On April 25, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to our creation of a direct financial obligation as a result of our previously disclosed sale of $8.0 million of 11% senior secured debt on April 20, 2007.

This Prospectus Supplement No. 9 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 9 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On April 24, 2007, the closing price of a share on the OTC Bulletin Board was $3.75.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 6 of the Final Prospectus dated December 1, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 9 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 9 is April 25, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

April 20, 2007

Date of report (Date of earliest event reported)

Medical CV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9725 South Robert Trail

Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.03             CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

Our senior secured debt financing with an affiliate of Whitebox Advisors, LLC (“Whitebox”), described in our Current Report on Form 8-K filed on April 20, 2007, created a direct financial obligation reportable under Item 2.03 of Form 8-K.  The note and payment of all principal, interest and other sums thereunder, is secured by a first priority security interest.  The security interest is in all of our right, title and interest in and to all of our assets, whether now owned or hereafter acquired, while any of the notes are outstanding.  Each of the following constitutes an event of default under the notes:

(a)          Our failure to pay the principal or interest on any of the notes when due and continuation of such failure for a period of five (5) days following written notice from any of the holders;

(b)         Our failure to perform or observe any material covenant or agreement as required by the transaction agreements and continuation of such failure for a period of ten (10) days following written notice from any of the holders;

(c)          If any of our representations and warranties made in the secured note purchase agreement are proven not to have been true and correct in any material respect as of the date of such agreement;

(d)         If we (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of ourself or of all or a substantial part of our property, (ii) are unable, or admit in writing our inability, to pay our debts generally as they mature, (iii) make a general assignment for the benefit of ourself or any of our creditors, (iv) are dissolved or liquidated in full or in part, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to ourself or our debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of our property by any official in an involuntary case or other proceeding commenced against ourself or (vi) take any action for the purpose of effecting any of the foregoing; or

(e)          Proceedings for the appointment of a receiver, trustee, liquidator or custodian of our company or of all or a substantial part of our property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to our company or our debts under any bankruptcy, insolvency or other similar law or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within thirty (30) days of commencement.

If any event of default occurs, any or all of the holders may exercise any or all of the following rights and remedies:  (a) declare such holder’s note and all accrued but unpaid interest thereon to be immediately due and payable, and (b) exercise any and all other rights and remedies available to such holder under the note, the security agreement, and otherwise available to the holder at law and in equity.

The foregoing description is qualified in its entirety by reference to the transaction agreements, a copy of which was filed as an exhibit to our Current Report on Form 8-K filed on April 20, 2007.  Other information regarding the obligation, including the date on which we became obligated on the direct financial obligation, a description of the transaction creating such obligation, the amount of the obligation, the terms of its payment, and a description of the other terms and conditions of the transaction that are material to our company, appears in Item 1.01 and Item 3.02 of our Current Report on Form 8-K filed on April 20, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: April 25, 2007	By:	/s/ Eapen Chacko
Eapen Chacko
Vice President, Finance and Chief Financial Officer